UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F []

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2025

VTEX

By: /s/ Ricardo Camatta Sodré

Name: Ricardo Camatta Sodré

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2025 Annual General Meeting of Shareholders
99.2	Proxy Statement
99.3	Form of Proxy Card

Exhibit 99.1

VTEX

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 25, 2025

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of VTEX (the “Company”) will be held on April 25, 2025 at 10:00 a.m. (Eastern Time) at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. Holders of record of the Company’s Class A common shares and the Class B common shares as of the Record Date (as defined below), are cordially invited to attend the AGM.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.
Proposal No. 1: to resolve, as an ordinary resolution, on the re-election of certain members of the Board of Directors;
2.
Proposal No. 2: to resolve, as an ordinary resolution, the transition of the Company’s financial reporting standards to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) from International Financial Reporting Standards (“IFRS”), beginning from the fiscal year commencing on January 1, 2025;
3.
Proposal No. 3: the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2024.

The Board of Directors of the Company (the “Board”) has fixed the close of business on March 12, 2025, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2024 annual report for the fiscal year ended December 31, 2024 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 25, 2025 (the “2024 Form 20-F”). Shareholders may obtain a copy of the 2024 Form 20-F, free of charge, from the Company’s website at https://investors.vtex.com/ and on the SEC’s website (http://www.sec.gov) or by contacting the Company’s Investor Relations Department by email at investors@vtex.com.

The Board recommends that the Company's shareholders vote “FOR” the resolution at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolution. Your vote is important. Whether or not you expect to attend the AGM and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm, or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, Proxy Card, and Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by Internet or by mailing a Proxy Card) must be received by us no later than 11:59 p.m., Eastern time, on April 24, 2025, to ensure your representation at our AGM.

By Order of the Board of Directors

/s/ Geraldo do Carmo Thomaz Júnior

Name: Geraldo do Carmo Thomaz Júnior

Title: Co-Chairman of the Board of Directors

/s/ Mariano Gomide de Faria

Name: Mariano Gomide de Faria

Title: Co-Chairman of the Board of Directors

Dated: March 26, 2025

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place

P.O. Box 10240

Grand Cayman

KY1-1002

Cayman Islands

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR VTEX SHAREHOLDER MEETING TO BE HELD ON APRIL 25, 2025

Our Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2024, and our audited consolidated financial statements for the year ended December 31, 2024, and their respective notes can be accessed free of charge on our investor relations website (https://www.investors.vtex.com/) and on the SEC’s website (http://www.sec.gov).

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Exhibit 99.2

VTEX

Harbour Place

P.O. Box 10240

Grand Cayman

KY1-1002

Cayman Islands

PROXY STATEMENT

General

The Board of Directors of VTEX (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on April 25, 2025 at 10:00 a.m. (Eastern Time). The AGM will be held at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

On or about March 28, 2025, we first mailed our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM, and the proxy card, along with instructions on voting using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on our investor relations website (https://www.investors.vtex.com/), and the SEC’s website (http://www.sec.gov)

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership, and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on March 12, 2025, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless they are registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 182,799,112 Common Shares were issued and outstanding, including 102,032,382 Class A Common Shares and 80,766,730 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by Proxy, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten (10) votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about March 28, 2025, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 24, 2025 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com/ by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by AST. You may provide voting instructions by Internet or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, Proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com/ by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@vtex.com, or a duly executed proxy (via the Internet or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders

(whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 24, 2025.

PROPOSAL 1:

RE-ELECTION OF CERTAIN MEMBERS OF THE BOARD OF DIRECTORS

Pursuant to Article 21.1 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”), the Company’s Board of Directors has nominated Mr. Geraldo do Carmo Thomaz Júnior, Mr. Mariano Gomide de Faria, Mr. Alejandro Raul Scannapieco, Mr. Benoit Jean-Claude Marie Fouilland, and Mr. Francisco Alvarez-Demalde for re-election, to serve for a 2 years term or until such person resigns or is removed in accordance with the Company’s Articles of Association.

Information relating to the director nominees is set forth below.

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	48	Co-Chairman
Mariano Gomide de Faria	47	Co-Chairman
Alejandro Raul Scannapieco	53	Independent Board Member
Benoit Jean-Claude Marie Fouilland	60	Independent Board Member
Francisco Alvarez-Demalde	46	Board Member

Geraldo do Carmo Thomaz Júnior. Mr. Thomaz is our Founder and Co-Chief Executive Officer, a position he has held since our inception. Mr. Thomaz is also the co-chairman of our Board of Directors, a position he has held since 2019. Graduated in Mechanical Engineering at Universidade Federal do Rio de Janeiro (UFRJ). Geraldo developed the VTEX platform under the SaaS model, providing systems, servers, security and infrastructure for enterprise-level companies. Since 2021, he has also served as a board member for Instituto Reditus, a non-profit organization in Brazil. He currently also leads the Research & Development teams. We believe that Mr. Thomaz is qualified to serve on our Board of Directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mariano Gomide de Faria. Mr. Gomide de Faria is our Founder and Co-Chief Executive Officer, a position he has held since our inception. He is primarily responsible for overseeing the company’s global growth strategy encompassing marketing, sales, delivery support, and global go-to-market operations teams. He is also the co-Chairman of the Board of Directors, a role he has fulfilled since 2019. Mariano is graduated in Mechanical Engineering at UFRJ. Moreover, he actively engages as a teacher and lecturer for events like ecommerce Day, Internet Retailer, eShow, and UNCTAD ecommerce Week and EICOM Institute. We believe Mr. Gomide de Faria is qualified to serve on our Board of Directors due to his substantial business experience in the technology industry and his extensive leadership roles within the company.

Alejandro Raul Scannapieco. Mr. Scannapieco is an independent member of our Board of Directors and co-chairman of the Audit Committee, positions he has held since May 2021. Currently, he is the CEO of LaLiga Tech, a joint venture between Globant and La Liga Española. Prior to that, he was the managing director of the Business Hack-ing Studio at Globant from 2019 to 2022. Prior to that, he led the U.S. East Region for Globant and was the chief financial officer from 2008-2018. Prior to joining Globant in 2008, Alejandro served as chief financial officer at Microsoft South Cone (2002-2008) and Patagon.com South America (1999-2002), an internet startup that was sold to Santander Bank. He also served as Senior Finance Analyst at JP Morgan (1994-1999) and Senior Auditor at EY (1990-1994). Mr. Scannaptheieco currently serves as a board member for RetailApp Inc., a performance management platform for retailers, a position he has held since 2016. Mr. Scannapieco holds a postgraduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina. He has also completed a postgraduate degree in finance from Torcuato Di Tella University.

Benoit Fouilland. Mr. Fouilland is an independent member of our Board of Directors and co-chairman of our audit committee, a position he has held since May 2021. Mr. Fouilland is currently chief financial officer of Celonis, the global leader in process mining and process intelligence. Prior to that, from May 2023 to December 2024, he was the chief financial officer of Contentsquare, an AI-powered digital experience analytics platform. From September 2020 to May 2023, he served as chief financial officer of Firmenich, one of the world’s largest fragrance and taste companies. From March 2012 to July 2020, he served as chief financial officer of Criteo, a global advertising technology company (NASDAQ: CRTO). From September 2009 to March 2012, he served as senior vice president and chief financial officer for the Europe, Middle East and Africa (EMEA) region of SAP, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the chief financial officer of Business Objects, an enterprise software company which was acquired by SAP in 2007. Mr. Fouilland holds an MBA from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Francisco Alvarez-Demalde. Mr. Alvarez-Demalde is a member of our Board of Directors, a position he has held since 2019. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and the largest early investor in VTEX since 2014. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Goldman Sachs & Co, and other companies. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres, Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, BigID, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, a director of illumyn Impact, Founder of LTF and Digitar, and interested in nonprofit initiatives related to education. We believe that Mr. Alvarez-Demalde is qualified to serve on our Board of Directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of the shareholders attending and voting at the AGM, is required for this proposal. If proxies are properly submitted by signing, dating, and returning a Proxy Card, Common Shares represented thereby will be voted in the manner specified therein

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

To resolve, as an ordinary resolution, the transition of the Company’s financial reporting standards to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) from International Financial Reporting

Standards (“IFRS”), beginning from the fiscal year commencing on January 1, 2025

The Company seeks shareholder approval for the transition of its financial reporting standards to U.S. GAAP, from IFRS, beginning from the fiscal year commencing on January 1, 2025. This transition aligns the Company’s financial reporting with the predominant standard used by U.S.-listed companies, enhancing comparability and transparency for investors.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE TRANSITION OF THE COMPANY’S FINANCIAL REPORTING STANDARDS TO U.S. GAAP FROM IFRS, BEGINNING

FROM THE FISCAL YEAR COMMENCING ON JANUARY 1, 2025.

PROPOSAL 3:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

The Company seeks shareholder approval and ratification of the Company’s 2024 financial statements which have been prepared in accordance with IFRS, in respect of the fiscal year ended December 31, 2024. A copy of the Company’s 2024 financial statements is available on the “Financials” section of the Company’s website at https://investors.vtex.com/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2024 annual report to shareholders on Form 20-F, along with a copy of this proxy statement, as well as our audited consolidated financial statements for the year ended December 31, 2024, and its respective notes can be accessed free of charge, on the Company’s website (https://www.investors.vtex.com/) and on the SEC’s website (http://www.sec.gov).

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote for the Common Shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, Co-Chairmen of the Board of Directors March 26, 2025

Exhibit 99.3

VTEX

Proxy for Annual General Meeting of Shareholders on April 25, 2025

Solicited on Behalf of the Board of Directors

I/We __________________________________________________________

Please Print Name(s)

of _____________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company hereby appoint Julia Vater Fernández, or failing her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxy to vote all the shares of Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of VTEX, to be held at 10:00 am (ET) on April 25, 2025 at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

VTEX

April 25, 2025

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are

available at - https://www.investors.vtex.com/

Please sign, date and mail

your Proxy Card in the

envelope provided as soon as possible

Please detach along the perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ON THE TRANSITION OF THE COMPANY’S FINANCIAL REPORTING STANDARDS TO U.S. GAAP, BEGINNING FROM THE FISCAL YEAR COMMENCING ON JANUARY 1,2025, AND “FOR” PROPOSAL 1, PROPOSAL 2, AND PROPOSAL 3. PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⛝

RESOLUTIONS OF THE ANNUAL GENERAL MEETING

YOU ARE ENCOURAGED TO SPECIFY YOUR

CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH

THE BOARD OF DIRECTORS' RECOMMENDATIONS

			FOR	AGAINST	ABSTAIN
	1.	Re-election of certain members of the Board of Directors.
		1.1 Geraldo do Carmo Thomaz Júnior	☐	☐	☐
		1.2 Mariano Gomide de Faria	☐	☐	☐
		1.3 Alejandro Raul Scannapiece	☐	☐	☐
		1.4 Benoit Jean-Claude Marie Fouilland	☐	☐	☐
		1.5 Francisco Alvarez-Demalde	☐	☐	☐

2.

To resolve, as an ordinary resolution, the transition of the

Company’s financial reporting standards to U.S. Generally

Accepted Accounting Principles (“U.S. GAAP”) from

International Financial Reporting Standards (“IFRS”),

beginning from the fiscal year commencing on January 1, 2025.

			☐	☐	☐

	3.	The ratification and approval of financial statements the auditor's report for the fiscal year ended December 31, 2024.	☐	☐	☐

To change the address on your account,

please check the box at right and indicate

your new address in the address space above.

Please note that changes to the registered

name(s) on the account may not be submitted

via this method.

☐

Signature of Shareholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executer, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.